Filed Pursuant to Rule 424(b)(5)

Registration No. 333-276721

Prospectus Supplement No. 1

(to the Prospectus dated February 6, 2024)

Bridger Aerospace Group Holdings, Inc.

Up to $5,869,526
Common Stock

__________________________________

This prospectus supplement amends and supplements the prospectus, dated February 6, 2024 (the “ATM Prospectus”), filed as part of our registration statement on Form S-3 (File No. 333-276721), relating to the offer and sale of shares of our common stock, par value $0.0001 per share, having an aggregate offering price of up to $22,224,955 in “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, pursuant to the terms of a Sales Agreement (the “Sales Agreement”), with Stifel, Nicolaus & Company, Incorporated and Virtu Americas LLC. This prospectus supplement should be read in conjunction with the ATM Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus and any future amendments or supplements thereto.

Effective April 15, 2024, we are reducing the amount of potential future sales of our common stock pursuant to the Sales Agreement to $5,869,526. Accordingly, each reference to the maximum aggregate offering price of common stock that we may sell in this offering is hereby amended in the ATM Prospectus from $22,224,955 to $5,869,526. As of April 15, 2024, we have sold 33,798 shares of our common stock under the Sales Agreement for aggregate gross proceeds of $173,251.26.

As of April 15, 2024, the aggregate market value of our outstanding common stock held by non-affiliates, or public float, was approximately $47.7 million, based on 44,842,587 shares of outstanding common stock, of which 36,421,524 shares were held by affiliates, and a price of $5.66 per share, which was the price at which our common stock was last sold on the Nasdaq Global Select Market (“Nasdaq”) on February 15, 2024 (a date within 60 days of the date hereof). As of the date of this prospectus supplement, we have offered and sold securities for aggregate gross proceeds of $10,018,212.76 pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to, and including, the date of this prospectus supplement, leaving $5,869,526 available for potential future sales. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities registered on this registration statement in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75 million. Accordingly, all references to our public float are hereby amended in the ATM Prospectus from approximately $66.7 million as of January 25, 2024, based on 48,634,591 shares of outstanding common stock, of which approximately 39,744,609 shares were held by affiliates, at a price of $7.50 per share on December 26, 2023 to approximately $47.7 million as of April 15, 2024, based on 44,842,587 shares of outstanding common stock, of which 36,421,524 shares were held by affiliates, and a price of $5.66 per share, which was the price at which our common stock was last sold on Nasdaq on February 15, 2024.

Our common stock is currently listed on Nasdaq under the symbol “BAER”. On April 15, 2024, the last reported sales price for our common stock was $5.10 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-5 of the ATM Prospectus and under similar headings in the documents incorporated by reference into the ATM Prospectus for a discussion of certain risks you should consider before investing in shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the ATM Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Stifel	Virtu

The date of this prospectus supplement is April 15, 2024.